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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 4)

                        The Emerging Germany Fund Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290913102
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 5 Pages

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--------------------                                          -----------------
CUSIP No.: 290913102                  13D                     Page 2 of 5 Pages
--------------------                                          -----------------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Bankgesellschaft Berlin AG
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
          OF A GROUP                                                    (b) [ ]
===============================================================================
3         SEC USE ONLY

===============================================================================
4         SOURCE OF FUNDS                                                   WC
===============================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===============================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Federal Republic of Germany
===============================================================================
        NUMBER OF          SOLE VOTING POWER                          1,834,500
          SHARES           ====================================================
       BENEFICIALLY        SHARED VOTING POWER                                0
          OWNED            ====================================================
         BY EACH           SOLE DISPOSITIVE POWER                     1,834,500
        REPORTING          ====================================================
          PERSON           SHARED DISPOSITIVE POWER                           0
           WITH
===============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                         1,834,500
          BY EACH REPORTING PERSON
===============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
===============================================================================
13        PERCENT OF CLASS REPRESENTED BY                                 13.1%
          AMOUNT IN ROW (11)
===============================================================================
14        TYPE OF REPORTING PERSON                                           BK
===============================================================================

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This Amendment No. 3 amends and supplements Item 3 and Item 5 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Bank to purchase the 1,834,500 shares of Common Stock reported in Item 5(c) was working capital and aggregated approximately $17,358,386 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 17, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of the close of business on March 7, 1997, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,834,500 shares of Common Stock, which constitute approximately 13.1% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) Since September 18, 1997, the date of the filing of Amendment No. 3 to the Schedule 13D relating to its ownership of shares of Common Stock, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


      Date                 Number of Shares Purchased           Price Per Share
      ----                 --------------------------           ---------------
September 19, 1997                    23,400                       $ 10.6250
September 22, 1997                     7,800                         10.6811
September 24, 1997                     1,300                         10.8750
September 25, 1997                    11,000                         10.9886
October 8, 1997                       10,000                         11.5625
October 23, 1997                       1,000                         10.3125
October 27, 1997                     120,000                         10.4063
October 28, 1997                       8,000                          9.5000
October 30, 1997                      20,000                         10.2813

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

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         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.





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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 1997                      Bankgesellschaft Berlin AG


                                            By: /s/ Dirk Kipp
                                               --------------------------------
                                               Name:  Dirk Kipp
                                               Title: Director



                                            By: /s/ Gregory L. Melville
                                               --------------------------------
                                               Name:  Gregory L. Melville
                                               Title: Assistant Director

                               Page 5 of 5 Pages